DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
P.E. 1-9-02

03004526

January 10, 2003

Robert W. Reeder III
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498

Act 1934
Section
Rule 14A-8
Public Availability 1-10-2003

Re: The Goldman Sachs Group, Inc.

Dear Mr. Reeder:

This is in regard to your letter dated January 9, 2002 concerning the shareholder proposal submitted by the Sisters of Charity of Saint Elizabeth and co-sponsored by the Missionary Oblates of Mary Immaculate, the Domestic and Foreign Missionary Society of the Episcopal Church and the General Board of Pension and Health Benefits of the United Methodist Church for inclusion in Goldman Sach's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Goldman Sachs therefore withdraws its December 2, 2002 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor

PROCESSED
JAN 23 2003
THOMSON
FINANCIAL

cc: Sister Barbara Aires, S.C.
Coordinator of Corporate Responsibility
The Sisters of Charity of Saint Elizabeth
P.O. Box 476
Convent Station, NJ 07961-0476

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

January 9, 2003

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: Chief Counsel, Division of Corporation Finance

Re: The Goldman Sachs Group, Inc. --
Rule 14a-8 Shareholder Proposal
by The Sisters of Charity of Saint Elizabeth, together with the
Missionary Oblates of Mary Immaculate, The Domestic and
Foreign Missionary Society of the Episcopal Church and the
General Board of Pension and Health Benefits of The United
Methodist Church

Ladies and Gentlemen:

On behalf of The Goldman Sachs Group, Inc. (the "*Company*"), we filed a no-action request, dated December 2, 2002, with the Securities and Exchange Commission (the "*Commission*") in connection with the Company's intention to exclude from its proxy statement for its 2003 annual meeting of shareholders the shareholder proposal and the statement supporting the proposal (collectively, the "*Proposal*") submitted to the Company by The Sisters of Charity of Saint Elizabeth, together with the Missionary Oblates of Mary Immaculate, The Domestic and Foreign Missionary Society of the Episcopal Church and the General Board of Pension and Health Benefits of The United Methodist Church (collectively, the "*Proponents*").

The Proponents have formally withdrawn the Proposal as evidenced by the letter dated January 2, 2003 (attached as Annex A hereto). In view of the Proponents' formal withdrawal, we hereby notify the Commission that the Company is withdrawing its above-referenced no-action request accordingly.

Should you have any questions regarding the foregoing, please telephone the undersigned at (212) 558–3755 or, in my absence, Bill Farrar at (212) 558-4940.

Very truly yours,

Robert W. Reeder III

cc: Gregory K. Palm
Esta E. Stecher
Kenneth L. Josselyn
James B. McHugh
(The Goldman Sachs Group, Inc.)

Annex A

The Proponents' Letter of Withdrawal

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

January 2, 2003

Mr. James B. McHugh
Associate General Counsel
The Goldman Sachs Group, Inc.
One New York Plaza
New York, NY 10004

Dear Mr. McHugh,

Pursuant to the recent announcement of a settlement by federal and state civil regulators and financial institutions, including Goldman Sachs Group, regarding analyst independence, and agreement by Goldman Sachs Group to meet with shareholders who have interest in such independence, **I am hereby, authorized to withdraw a shareholder resolution entitled "Financial Analysts Independence," submitted for consideration by the shareholders at the Annual Meeting** on behalf of the Sisters of Charity of Saint Elizabeth the General Board of Pension and Health Benefits of the United Methodist Church, the Domestic and Foreign Missionary Society of the Episcopal Church, and the Missionary Oblates of Mary Immaculate.

We look forward to our dialogue with representatives of Goldman Sachs on Friday, January 10, 2003.

Every best wish to you in your work

Sincerely,

Sister Barbara Aires

Sister Barbara Aires
Coordinator of Corporate Responsibility

cc: Seamus Finn, Oblates of Mary Immaculate
Vidette Bullock Mixon, General Board of Pension and Health Benefits of the United Methodist Church
Ralph O'Hara, The Domestic and Foreign Missionary Society of the Episcopal Church
Securities and Exchange Commission

SBA/eg

SISTERS OF CHARITY OF SAINT ELIZABETH · NEW JERSEY

OFFICE OF THE GENERAL SECRETARY
BARBAIRES@AOL.COM

973 290 5402
973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

THE SISTERS OF CHARITY
OF SAINT ELIZABETH

COPY

RECEIVED
2003 JAN -9 AM 9:26
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 2, 2003

Mr. James B. McHugh
Associate General Counsel
The Goldman Sachs Group, Inc.
One New York Plaza
New York, NY 10004

Dear Mr. McHugh,

Pursuant to the recent announcement of a settlement by federal and state civil regulators and financial institutions, including Goldman Sachs Group, regarding analyst independence, and agreement by Goldman Sachs Group to meet with shareholders who have interest in such independence, **I am hereby, authorized to withdraw a shareholder resolution entitled "Financial Analysts Independence," submitted for consideration by the shareholders at the Annual Meeting** on behalf of the Sisters of Charity of Saint Elizabeth, the General Board of Pension and Health Benefits of the United Methodist Church, the Domestic and Foreign Missionary Society of the Episcopal Church, and the Missionary Oblates of Mary Immaculate.

We look forward to our dialogue with representatives of Goldman Sachs on Friday, January 10, 2003.

Every best wish to you in your work

Sincerely,

Sister Barbara Aires

Sister Barbara Aires
Coordinator of Corporate Responsibility

cc: Seamus Finn, Oblates of Mary Immaculate
Vidette Bullock Mixon, General Board of Pension and Health Benefits of the United Methodist Church
Ralph O'Hara, The Domestic and Foreign Missionary Society of the Episcopal Church
Securities and Exchange Commission

SBA/eg

SISTERS OF CHARITY OF SAINT ELIZABETH · NEW JERSEY · GOD IS CHARITY · MDCCCLIX

OFFICE OF THE GENERAL SECRETARY
BARBAIRES@AOL.COM

P 973.290.5402
F 973.290.5441
P.O. BOX 476
CONVENT STATION
NEW JERSEY
07961-0476

SULLIVAN & CROMWELL

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

December 2, 2002

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: Chief Counsel, Division of Corporation Finance

Re: The Goldman Sachs Group, Inc. -- Rule 14a-8 Shareholder Proposal by The Sisters of Charity of Saint Elizabeth, together with the Missionary Oblates of Mary Immaculate, The Domestic and Foreign Missionary Society of the Episcopal Church and the General Board of Pension and Health Benefits of The United Methodist Church

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), on behalf of The Goldman Sachs Group, Inc. (the "*Company*"), we hereby request your concurrence that the Company may exclude from its proxy statement (the "*Proxy Statement*") for its 2003 annual meeting of shareholders the shareholder proposal (the "*Proposal*") and the statement supporting the proposal (the "*Supporting Statement*") submitted to the Company on behalf of The Sisters of Charity of Saint Elizabeth, together with the Missionary Oblates of Mary Immaculate, The Domestic and Foreign Missionary Society of the Episcopal Church and the General Board of Pension and Health Benefits of The United Methodist Church (collectively, the "*Proponents*"). The Proposal requests that the Company's Board of Directors (the "*Board*") "minimize the potential for analyst conflicts of interest by creating a compensation structure that does not reward or penalize analysts for the impact their security assessments or recommendations may have on the investment banking business" of the Company. A copy of the Proposal and Supporting Statement is attached as Annex A hereto.

Five additional copies of this letter, including the Proposal and Supporting Statement, are enclosed herewith in accordance with Rule 14a-8(j). The Company does not expect to file its definitive proxy statement before February 21, 2003.

Analysis

Rule 14a-8(i)(10) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy statement if the company has already substantially implemented the proposal. The Securities and Exchange Commission (the "*Commission*") has indicated that for a shareholder proposal to be omitted under this Rule, it need not be "fully effected," but rather must be "substantially implemented." *See Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Release No. 34-20091, [1983-1984 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,417, at 86,205 (August 16, 1983). A determination of whether an issuer has substantially implemented a proposal depends upon whether the issuer's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.*, 1991 SEC No-Act. LEXIS 500 (March 28, 1991).

The staff of the Commission (the "*Staff*") has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal. *See The Talbots Inc.*, 2002 SEC No-Act. LEXIS 560 (April 5, 2002) (proposal requesting that company commit itself to implementation of a code of conduct based on International Labor Organization human rights standards excludable because the company had established and implemented its own Standards for Business

Practice, the Labor Law Compliance Program and Code of Conduct for Suppliers); *The Gap, Inc.*, 2001 SEC No-Act. LEXIS 391 (March 16, 2001) (proposal requesting that board prepare a report on child labor practices of company's suppliers excludable because the company had established and implemented a Code of Vendor Conduct prohibiting employment of underage workers); *Kmart Corporation*, 2000 SEC No-Act. LEXIS 289 (February 23, 2000) (proposal requesting that board report on company's vendor standards and compliance mechanisms for its vendors, subcontractors and buying agents excludable because the company had established and implemented a Vendor Workplace Code of Conduct). The Company has existing policies, practices and procedures that it believes compare favorably with the request of the Proposal to create a compensation structure that does not reward or penalize analysts for the impact of their analyses on the Company's investment banking business.

The Company recognizes the need for analyst objectivity and integrity and has adopted comprehensive policies and procedures to address this important issue. As an initial matter, the Company's policies have always prohibited the tying of analyst compensation to the success or failure of investment banking transactions. Moreover, no formula ties the salary or bonus of an analyst to the profitability of the Company's investment banking business; of course, the overall compensation of an analyst will be affected by the profitability of the Company's businesses as a whole. In fact, the Company's current policies do not permit investment banking professionals to review the performance of research analysts or to determine or influence their compensation. The Company considers a variety of factors in the setting of the salary and bonus of an analyst. The salary of an analyst is generally set in bands based on the analyst's position. An analyst's bonus primarily depends on (1) investor client feedback, (2) sales force surveys, (3) investment performance of the analyst's stock ratings and estimates, (4) the Company's annual review process (as stated above, in which no investment banking professional is allowed to participate) and (5) the analyst's leadership role. In addition, an analyst's overall compensation may be influenced by the compensation he or she could command in a particular market given his or her particular industry or sector specialty. The compensation of analysts, like the compensation of the Company's other employees, is based not only on individual performance but also on the Company's overall results. As a result of these existing policies, practices and procedures, the Company has established and implemented an analyst compensation structure that eliminates input from its investment banking professionals and is reasonably designed not to reward or penalize analysts for the impact their security assessments or recommendations may have on the Company's investment banking business. This compensation structure is in accord with the recommendation of the Proposal.

Furthermore, as the Company announced in its press release dated May 21, 2002, which is also posted on its public website, the Company, recognizing the importance of the objectivity and integrity of its research, has established and implemented a series of additional initiatives relating to its research analysts that go beyond the Proponents' focus on analyst compensation structure, including (1) the implementation of a statement of investment research principles, (2) the appointment of an investment research ombudsman, reporting directly to the Chairman of the Board and Chief Executive Officer as well as the Chairman of the Audit Committee of the Board, (3) the review and monitoring by the Audit Committee, comprised of independent directors, of the Board of the adequacy of structures, policies and procedures that the Company has developed to assure the integrity of its research and (4) the review by the Compensation Committee, comprised of independent directors, of the Board of the compensation process for its investment research professionals. These measures, coupled with the policies, practices and procedures that the Company developed to address the review and compensation of its analysts, are designed to ensure that none of the Company's analysts will be rewarded or penalized for the impact their security assessments or recommendations may have on the Company's investment banking business, the central concern expressed in the Proposal. In an ongoing effort to review its existing policies and procedures relating to its research analysts, the Company is willing to continue to discuss the matters addressed in the Proposal with shareholders who have an interest in such matters.

In addition, the Commission and various self-regulatory organizations have adopted or proposed regulatory rules designed to promote analyst objectivity and integrity. As entities regulated by the Commission and the relevant self-regulatory organizations, the Company and its subsidiaries are subject to these mandatory rules as currently in effect and will be subject to future rules in this area as they come into effect.

Based on the foregoing, we respectfully request the Staff to concur in our view that the Proposal may be omitted from the Proxy Statement as substantially implemented pursuant to Rule 14a-8(i)(10).

* * *

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponents, by copy of this letter, of its intention to omit the Proposal and Supporting Statement from the Proxy Statement.

If the Staff disagrees with our conclusion regarding the exclusion of the Proposal and Supporting Statement, or if additional information is desired in support of the Company's position, we would appreciate an opportunity to speak with you by telephone prior to the issuance of a written response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 558–3755 or, in my absence, Bill Farrar at (212) 558-4940.

Very truly yours,

Robert W. Reeder III

cc: Gregory K. Palm
Esta E. Stecher
Kenneth L. Josselyn
James B. McHugh
(The Goldman Sachs Group, Inc.)

Annex A

Proposal and Supporting Statement

FINANCIAL ANALYSTS INDEPENDENCE

RESOLVED: The shareholders request that the Board of Directors minimize the potential for analyst conflicts of interest by creating a compensation structure that does not reward or penalize analysts for the impact their security assessments or recommendations may have on the investment banking business of the company.

SUPPORTING STATEMENT

The lack of analyst independence has the potential to cost our company substantial amounts of money as evidenced by the $100 million settlement by Merrill Lynch on May 21, 2002, with the New York state Attorney General, in order to avoid a potential criminal indictment which would impair the firm.

The settlements with federal and state civil regulators and prosecutors will not bar individual or class action civil suits for damages by investors alleging that they suffered large financial losses by relying on the inflated ratings and public comments by research analysts. The cost to litigate and settle said civil suits represents an uncertain financial liability and may adversely affect both company earnings and share price.

According to the September 9, 2002 **Wall Street Journal** the Securities and Exchange Commission has announced it will consider rules requiring Wall Street research analysts to remain independent from their firm's investment banking operations and establish "explicit guidelines on what activities are illegal".

In order to reduce the conflict-of interest, the research analyst function should be separated from investment banking as defined by compensation and reporting structure. It is encouraging that some corporations such as Merrill Lynch have agreed to the terms of the New York Attorney General's organizational model.

Arthur Levitt former Securities and Exchange Commission Chairman stated that the investor community is "totally disaffected and they're angry". We believe that Wall Street corporations must take a leadership role in restoring the confidence of investors and their reputations, and hence their business, by eliminating research analysts conflicts of interest.